Mail Stop 3561

October 27, 2005

Robert N. Verratti
Chief Executive Officer
Traffic.com, Inc.
851 Duportail Road
Wayne, PA 19087

> **Re:** **Traffic.com, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 14, 2005**
> **File No. 333-127973**

Dear Mr. Verratti:

    We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that the page number references below refer to the page numbers on the marked version you have provided to us.

Prospectus Summary, page 1

Our Company, page 1

1.   We note your response to prior comment 9. As stated in your response letter, please characterize your statement that you "are a leading provider . . ." as your belief and briefly disclose the standard or measure that you are using as the basis for your belief.

2.   We note your response to prior comment 11, however, please address in the third paragraph to what extent you have generated revenue, or expect to generate revenue from

these sources, so that investors can assess the importance of these revenue sources to your business.

Our Strategy, page 2

3.   Because as you state in your response to prior comment 16 that you are "exploring opportunities to expand into other countries" and given your disclosure on page 54 regarding your geographic expansion plans, we believe that you should state in this section that you currently do not have any international operations and you are not yet able to determine when you may begin any international operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

4.   Please clarify in this section and in your other disclosure regarding the Santa Fe Technologies litigation, when you will be required to post a bond. Also, disclose how you intend to fund the bond during the appeal. Please keep us informed about the progress of the litigation and appeal and update your disclosure accordingly.

Sources of Revenue and Cost of Revenue, page 27

Traffic Data Services, page 28

5.   We note your response to comment 33 and your statement that "company begins to recognize revenue under these contracts when it begins to provide traffic flow data to the Federal and local departments of transportation." You further state that the "company believes that it has met the requirements to begin recognizing revenue at this time, given that it has met the minimum requirements of the contracts to provide traffic flow data and the acceptance criteria in the contracts have been satisfied and all other services subsequently performed are perfunctory, consistent with SAB 104." In this regard:

- Tell us what are the minimum requirements of the contracts to recognize revenue.
- Tell us what are the federal and local departments of transportation's remedies against you if they are unsatisfied with the data you provide.
- Provide us with a legal opinion regarding your satisfaction of acceptance criteria.

6.   We note on page 29 that you own and are responsible for constructing, operating and maintaining your sensor networks and that you have engaged a third party contractor for the installation of the sensors used in your network. As part of this arrangement, the contractor acquires and assembles the component parts of the sensors, installs the sensors on a site (typically a pole) and calibrates the sensors. It is unclear to us whether you lease the site or the poles where you install the sensors. In this regard, tell us how you

evaluated the guidance in SFAS 143 in determining whether you have a legal retirement obligation associated to sensors or any other equipment installed.

Liquidity and Capital Resources, page 38

7.   We note your response to comment 36 and that you record deferred revenue before cash has been collected based on the achievement of contracted milestones. In this regard:

- Tell us, why you believe you can recognize an asset based on FASB Concept 6.
- Citing historical experience for the last two years, tell us the likelihood that revenue will eventually be recognized on this deferred revenue.
- Tell us the time period between the time you generate an invoice and the period of collection.

Critical Accounting Policies and Estimates, page 41

Stock-Based Compensation, page 42

8.   We note your response to comment 39. However you have not disclosed the following:

- The reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.
- The intrinsic value of the outstanding vested and unvested options based on the estimated initial public offering price and the options outstanding as of the most recent balance sheet date presented in your registration statement.

Please not that we will defer our final evaluation of your response until you provide all the disclosures required by this comment in your registration statement. In this regard, we note that your Form S-1 does not include the estimated price range for the initial public offering.

Legal Proceedings, page 60

9.   Please disclose the relief Mr. Ramirez is seeking in the arbitration and the amount of the loan.

Stock Options, page 68

Option Grants in Last Fiscal Year, page 68

10.   Please provide all the disclosure required by Instruction 9 to Item 402(c) of Regulation S-K for the grant date present value, including disclosure of the material assumptions underlying the valuation methodology. In the alternative, you may present the potential

realizable value of the options using the estimated initial public offering price. See Section IV.C. of SEC Release No. 33-7009.

Aggregated Option Exercises…, page 68

11.   Please tell us whether you intend to use the fair market value or initial public offering price to calculate the value of the unexercised in-the-money options at December 31, 2004. We encourage you to calculate the value of the unexercised in-the-money options using the estimated initial public offering price. See SEC Release No. 33-7009.

Certain Relationships and Related Party Transactions, page 76

12.   Please provide all of the information required by Item 404(c) of Regulation S-K with regard to the disclosure of the loans to Mr. Jannetta. For example, please provide the amount outstanding as of the latest practicable date. In addition, we note your disclosure that the loans you reference were made "as part of an executive loan program then in effect . . ." Please disclose whether you have revised or terminated this loan program.

Plan of Distribution, page 85

Reconfirmation of Bids, page 86

13.   We note your disclosure that "[t]he underwriter will require that bidders reconfirm the bids . . ." in the event that "[t]he initial public offering price is more than 20% above the high end of the price range or more than 20% below the low end of the price range." Because your proposed price range is $4, please note that your underwriter must require bidders to reconfirm bids if the public offering price is below the low end of the price range rather than 20% below the low end of the range. Accordingly, please revise to state that the underwriter will require that bidders reconfirm their bids if the initial public offering price is more than 20% above the high end of the price range or below the low end of the price range.

14.   Please describe any material differences in eligibility, suitability determinations or any other requirements among the underwriters or participating dealers. Further, please disclose whether you will accept multiple bids.

15.   You indicate that, in the event you seek reconfirmations, bidders will have a minimum of four hours to reconfirm their bids. Please indicate whether this four-hour period begins to run at the time the request for reconfirmation is transmitted or at some other time. Please also indicate whether reconfirmation notices will include the date and time of the closing of the auction.

16.   We note that the auction may close in as little as an hour following effectiveness. Further, we note that prospective investors are not required to deposit any money into their accounts until after the registration statement becomes effective. Please revise the disclosure to clarify when funding is required and how much time investors will have to fund their accounts.

Consolidated Statements of Operations, page F-4

17.   We re-issue prior comment 55. Please state separately costs and expenses applicable to sales and revenues in accordance with Item 5-03 of Regulation S-X.

1. Organization, page F-7

Contracts with United States Department of Transportation, page F-7

18.   We note your response to comment 59 and your accounting for revenue reinvestment arrangements. However, it appears that accounting for revenue share arrangements would be different from revenue reinvestment arrangements. In this regard, tell us in detail your contractual responsibilities for revenue share arrangements. Tell us how you account for revenue share arrangements. Tell us whether the revenue required to be shared is earned from government or other sources.

In addition you state that some contracts give the state and local departments of transportation the ability to use the funds for items outside the scope of services you provide. In this regard, tell us how you account for these types of transactions and whether you recognize revenue on such arrangements. If you do recognize revenue, tell us in detail, citing specific accounting literature used, why you believe revenue recognition is appropriate.

Finally, we note that the revenue share/reinvestment is calculated annually. Please clarify how you account for this on your quarterly financial statements.

Redeemable convertible preferred stock, page F-22

19.   We note your response to comment 56 and your response to comment 61. In response to comment 56 you state that in March 2003, there was a recapitalization of the Company, which included selling its Series E convertible preferred stock, making a tender offer to purchase the outstanding shares of its Series D convertible preferred stock including the accrued and unpaid dividends for 27% of the Series D convertible preferred stock's carrying value, and permitting existing preferred stockholders that purchased the Company's Series E convertible preferred stock to exchange their existing preferred stock for shares of its Series E-1 convertible preferred stock. In response to comment 61, you also state that ultimately, the shares converted from Series A through D were

converted at approximately $2.00 per share plus unpaid accumulated dividends. In addition on page F-22 of your Form S-1 you state that in March 2003, the Company entered into an agreement with a group of investors to sell 14,425,000 shares of Series E Preferred Stock. The sale resulted in proceeds to the Company of $28.9 million, which included converted debt of $1.4 million. As an inducement to participate in the Series E financing, the Company made available 6,419,811 shares of Series E-1 Preferred Stock to its existing holders of preferred stock. These shares were distributed to existing investors that participated in the Series E round based on the percentage of their investment in the Series E round. Preferred stockholders of each series that did not participate in the Series E financing round were subject to conversion of their preferred stock to common stock at a conversion ratio ranging from 1 for 1 to 1 for 5. In this regard:

- Tell us whether the shares of Series A through D preferred stock were converted to common stock, regardless of whether the holders of Series A through D preferred stock participated in the Series E offering.

- Tell us whether the issuance of series E-1 preferred shares was a true exchange of Series A through D preferred shares for Series E-1 shares or was it an issuance of additional shares to the Series A through D preferred share holders as an incentive for participation in the Series E financing.

- Provide us with all the terms of each of the Series A, B, C, D, E and E-1 preferred shares.

- Tell us how you determined the tender offer price of Series D preferred shares.

- Tell us why only Series D preferred shareholders received a tender offer.

- Tell us whether the Series D preferred shareholders who accepted the tender offer also had the option to participate in the Series E financing. If they had the option to participate in the Series E financing, tell us what percentage of the tender offer was then re-invested in the Series E financing.

- Tell us whether the rights of Series A through D preferred shares holders changed as a result of the issuance of Series E preferred shares.

Legal Proceedings, page F-28

20.   We note your response to comment 63; however we are not persuaded by your argument for not recording a liability considering that in late June 2005, the jury returned a verdict against you and your investor affiliate for $6.1 million in compensatory damages and $5.0 million in punitive damages.   Please revise or advise.

Appendix: Road Show Presentation

21.   We note your statement on page A-5 that you "*expect* the Traffic.com brand to become to traffic what ESPN is to sports, The Weather Channel is to weather and CNN is to news – namely the franchise leader in its category" (emphasis added). In light of the competitive environment in your industry and the stage of development of your business and the market penetration of your products and services, this expectation appears to be too definitive. In addition, we believe that additional context is needed. For example, what is your timeframe for achieving this goal?

22.   We note your disclosure on page A-16 regarding NexGen's "success to date . . ." Please provide quantified or other information that supports this statement on this page.

23.   We note your presentation of non-GAAP measures on pages A-29 and A-31. Please revise to provide all of the disclosures required by Item 10 of Regulation S-K. In addition, we note that you define EBITDA as net income (loss) from operations excluding depreciation. Please see Q&A 14 and 15 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm and revise your disclosure regarding EBITDA as appropriate.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

24.   Please disclose all sales relating to the recapitalization.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have any questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff Attorney, at (202) 551-3378, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: via facsimile (212) 841-1010
        Ellen B. Corenswet, Esq.
        Covington & Burling